UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 1-14362

GUANGSHEN RAILWAY COMPANY LIMITED

(Translation of registrant’s name into English)

No. 1052 Heping Road, Shenzhen

People’s Republic of China 518010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT

Number	Description of Document

99.1	Announcement dated August 22, 2018 relating to the interim results of the Company

99.2	Announcement dated August 22, 2018 relating to the Entrustment Agreement in Relation to the Preliminary Work for the Development of the Project Land

FORWARD-LOOKING STATEMENTS

Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to,” “will,” “is anticipated,” “plan to,” “estimate,” “believe,” “may,” “intend,” “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant’s actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River-Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited

Dated: August 30, 2018

	By:	/s/ Guo Xiang Dong
	Name:	Guo Xiang Dong
	Title:	Company Secretary